UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                            SEC File Number 333-85460

                           NOTIFICATION OF LATE FILING

(Check One):
| X | Form 10-K   |   | Form 20-F   |   | Form 11-K   | | Form 10-Q
|   | Form N-SAR  |   | Form N-CSR

               For Period Ended:  December 31, 2004


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I-REGISTRANT INFORMATION

                                 Optigenex Inc.
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                             Full Name of Registrant

                          Vibrant Health International
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                            Former Name if Applicable

                         750 Lexington Avenue 6th Floor
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10022
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                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Registrant could not complete its annual report on Form 10-KSB for the period ended December 31, 2004 on a timely basis, due to delays the Registrant experienced in gathering certain financial information necessary to ensure the accurate reporting of the financial information and related disclosures contained in the Annual Report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph McSherry                 212                   905-0189
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              (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment


                                 Optigenex Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 2005              By: /s/ Joseph McSherry
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                                        Joseph McSherry, Chief Financial Officer

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                 Optigenex Inc.

              With respect to its Form 10-KSB for the annual period
                             ended December 31, 2004

      Optigenex expects to report a net loss of approximately $5,800,000 million for the year ended December 31, 2004 compared to a net loss of approximately $2,627,000 for the year ended December 31, 2004. The larger net loss is primarily due to increased expenses attributable to increased salary costs due to the hiring of additional employees and senior management personnel, increased professional fees related to various research initiatives, increased legal costs related to the merger transaction with Vibrant Health International, increased rental expenses, increased depreciation and amortization of intellectual property and a write-off of certain intellectual property. Optigenex expects to report net sales of approximately $335,000 for the year ended December 31, 2004 compared to net sales of approximately $46,000 for the year ended December 31, 2003. The increase in net sales is primarily due to Optigenex selling products for the full year in 2004 as opposed to just the fourth quarter in 2003.